                                   FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549



                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                 For the period 17 May 2000 to 15 August 2000

                  TELECOM CORPORATION OF NEW ZEALAND LIMITED

        _______________________________________________________________

                (Translation of registrant's name into English)



     Telecom Networks House, North Tower, 66-68 Jervois Quay, Wellington,
                                  New Zealand

        _______________________________________________________________

                   (Address of principal executive offices)


             The registrant will file annual reports on Form 20-F


                              (File No. 1-10798)



                     ______________________________________

                                   CONTENTS


          This report on Form 6-K contains the following:


          1.     Annual Results to 30 June 2000
                 ------------------------------

          1.1    Condensed Financial Statements
          1.2    Management Discussion and Analysis
          1.3    Media Release-15 August 2000

          2.     Miscellaneous Media Releases
                 ----------------------------

          2.1 Telecom Announces Offer to AAPT Minority Shareholders - 15 August 2000
          2.2 Joint Telecom/AAPT Release - Telecom Announces Offer to AAPT Minorities - 15 August 2000





                     _____________________________________

                                  SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                              TELECOM CORPORATION OF NEW
                                                  ZEALAND LIMITED

                                              /s/ Marko Bogoievski
                                         By:  ----------------------------
                                                  Marko Bogoievski
                                                  Chief Financial Officer



                                             Dated:        15 August 2000

          TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

For the years ended 30 June


                                                                    1998     1999     2000     2000
----------------------------------------------------------------------------------------------------
(Dollars in millions, except per share amounts)             notes    NZ$      NZ$      NZ$      US$
----------------------------------------------------------------------------------------------------
Operating revenues
     Local service                                                   1,038    1,059    1,064     499
     Calling                                                    2    1,229    1,140    1,488     698
     Interconnection                                                    55       71       90      42
     Cellular and other mobile services                                448      502      717     336
     Data                                                              312      357      535     251
     Other operating revenues                                   2      341      327      437     205
     Abnormal revenues                                          3        -       31       15       7
                                                                   ---------------------------------
                                                                     3,423    3,487    4,346   2,038
                                                                   ---------------------------------
Operating expenses
     Labour                                                            492      467      486     228
     Depreciation                                                      568      551      583     273
     Cost of sales                                                     417      459    1,079     506
     Other operating expenses                                          554      556      772     362
     Abnormal expenses                                          3       37       37        -       -
                                                                   ---------------------------------
                                                                     2,068    2,070    2,920   1,369
                                                                   ---------------------------------
Surplus from continuing operations                                   1,355    1,417    1,426     669

Investment income                                                       38       45       38      17
Interest expense                                                      (160)    (152)    (218)   (102)
                                                                   ---------------------------------
Surplus from continuing operations before
     income tax                                                      1,233    1,310    1,246     584

Income tax expense                                                    (403)    (412)    (395)   (185)
                                                                   ---------------------------------
Surplus from continuing operations after
     income tax                                                        830      898      851     399

Discontinued operations:                                        4
     Reversal of provision for loss on disposal of
      Pacific Star Group                                                30        -        -       -
                                                                   ---------------------------------
Surplus after income tax                                               860      898      851     399

Share of losses of associate companies after income tax                  -       (7)      (6)     (3)

Minority interests in profits of subsidiaries                           (1)      (2)      (8)     (4)
                                                                   ---------------------------------
Net surplus                                                            859      889      837     392

Capital note distribution costs after income tax                       (37)     (55)     (54)    (25)
                                                                   ---------------------------------

Net earnings attributable to shareholders                              822      834      783     367
                                                                   =================================
Earnings per share from continuing operations                       $0.448   $0.476   $0.447  $0.209
                                                                   =================================
Net earnings per share                                              $0.465   $0.476   $0.447  $0.209
                                                                   =================================
Weighted average number of ordinary
     shares outstanding (in millions)                                1,768    1,752    1,753   1,753
                                                                   =================================

          TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

             CONSOLIDATED STATEMENT OF MOVEMENTS IN CAPITAL FUNDS

For the years ended 30 June


                                                          1998     1999    2000    2000
---------------------------------------------------------------------------------------
(Dollars in millions)                               note    NZ$      NZ$     NZ$    US$
---------------------------------------------------------------------------------------
Capital funds at the beginning of the year                1,691   1,999   2,035     954

Net earnings attributable to shareholders                   822     834     783     367
Movement in foreign currency translation reserve              2       1      48      23
                                                         ------------------------------
Total recognised revenues and expenses for the year         824     835     831     390

Movement in minority interests                                5       -      82      39
Dividends                                              5   (875)   (909)   (906)   (425)
Tax credit on supplementary dividends                  5    103     103     100      47
Issue of capital notes                                      671       -       -       -
Discount on capital notes amortised                           1       1       1       -
Redemption of capital notes                                  (6)      -       -       -
Capital contributed                                           2       6      19       9
Share repurchase                                           (417)      -       -       -
                                                          -----------------------------
Capital funds at the end of the year                      1,999   2,035   2,162   1,014
                                                          =============================

Represented by:

Contributed capital                                         903     909     928     435
Foreign currency translation reserve                          -       1      49      23
Minority interests                                            7       7      89      42
Retained earnings                                           148     176     153      72
Capital notes                                               941     942     943     442
                                                          -----------------------------
                                                          1,999   2,035   2,162   1,014
                                                          =============================

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June


                                                        1999    2000     2000
-------------------------------------------------------------------------------
(Dollars in millions)                       notes        NZ$     NZ$      US$
-------------------------------------------------------------------------------
ASSETS

Current assets:

Cash                                                     29      81      38
Short-term investments                                  114     617     289
Receivables and prepayments                             691     918     431
Inventories                                              48      40      19
                                                      ---------------------
Total current assets                                    882   1,656     777

Long-term investments                                   530     455     213
Intangibles                                              56   1,620     760
Fixed assets                                          3,774   4,250   1,993
                                                      ---------------------

Total assets                                          5,242   7,981   3,743
                                                      =====================


LIABILITIES AND CAPITAL FUNDS

Current liabilities:

Accounts payable and accruals                           821   1,242     583
Provisions - current                                     64      11       5
Debt due within one year                              1,064   1,462     686
Provision for dividend                        5         227     227     106
                                                      ---------------------

Total current liabilities                             2,176   2,942   1,380

Deferred taxation                                        25      13       6
Provisions - non-current                                  3       3       1
Long-term debt                                        1,003   2,861   1,342
                                                      ---------------------
Total liabilities                                     3,207   5,819   2,729
                                                      ---------------------

Commitments and contingent liabilities       6,7

Capital funds:

Shareholders' funds                                   1,086   1,130     530
Capital notes                                           942     943     442
Minority interests                                        7      89      42
                                                      ---------------------

Total capital funds                                   2,035   2,162   1,014
                                                      ---------------------

Total liabilities and capital funds                   5,242   7,981   3,743
                                                      =====================

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended 30 June

                                                                                            1998     1999     2000     2000
----------------------------------------------------------------------------------------------------------------------------
(Dollars in millions)                                                   note                 NZ$      NZ$      NZ$      US$
----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Cash was provided from/(applied to):
 Cash received from customers                                                               3,314    3,433    4,192    1,966
 Proceeds from cross border lease                                                               -       15        -        -
 Proceeds from liquidation of Executive Plan, net                                               -       16        -        -
 Interest income                                                                               29       38       19        9
 Dividend income                                                                                4        3        4        2
 Payments to suppliers and employees                                                       (1,272)  (1,410)  (2,093)    (981)
 Restructuring, onerous contracts and Year 2000 payments                                      (62)     (64)     (58)     (27)
 Income tax paid                                                                             (288)    (254)    (311)    (146)
 Interest paid on debt                                                                       (166)    (160)    (208)     (98)
                                                                                         -----------------------------------
Net cash flows from operating activities                                  8                 1,559    1,617    1,545      725
                                                                                         -----------------------------------
Cash flows from investing activities
Cash was provided from/(applied to):
 Sale of fixed assets                                                                          11       18       57       27
 (Purchase)/sale of short-term investments, net                                              (536)     490     (486)    (228)
 Purchase of long-term investments                                                            (17)     (75)    (238)    (112)
 Proceeds from sale of subsidiary companies                                                     -        -       95       45
 Acquisition of AAPT Limited, excluding cash acquired                                           -     (385)  (1,189)    (558)
 Purchase of fixed assets                                                                    (561)    (585)    (837)    (393)
 Capitalised interest paid                                                                    (13)      (9)     (18)      (8)
 Redemption of notes receivable                                                                46        -        -        -
                                                                                         -----------------------------------
Net cash flows applied to investing activities                                             (1,070)    (546)  (2,616)  (1,227)
                                                                                         -----------------------------------
Cash flows from financing activities
Cash was provided from/(applied to):
 Proceeds from long-term debt                                                                 111       17    1,850      867
 Repayment of long-term debt                                                                 (109)    (201)    (246)    (115)
 Proceeds from short-term debt, net                                                           178      106      466      219
 Capital contributed                                                                            3        6       23       11
 Dividends paid                                                                              (853)    (913)    (894)    (420)
 Capital note distribution costs paid                                                         (26)     (79)     (77)     (36)
 Share repurchase                                                                            (459)       -        -        -
 Proceeds from issue of capital notes, net                                                    665        -        -        -
                                                                                         -----------------------------------
Net cash flows from/(applied to) financing activities                                        (490)  (1,064)   1,122      526
                                                                                         -----------------------------------
Net cash flow                                                                                  (1)       7       51       24
Foreign currency translation adjustment                                                         -        -        1        -
Opening cash position                                                                          23       22       29       14
                                                                                         ===================================
Closing cash position                                                                          22       29       81       38
                                                                                         ===================================

      TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                  NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE  1   FINANCIAL STATEMENTS

      The condensed consolidated financial statements for the year ended 30 June 2000 have been extracted from the audited financial statements of Telecom Corporation of New Zealand Limited (the "Company") together with its subsidiaries and associates ("Telecom") and have been prepared in accordance with generally accepted accounting practice in New Zealand ("NZ GAAP").

      Effective 1 April 1999, the Company changed its annual balance date from 31 March to 30 June. The comparatives presented in these financial statements have been restated to facilitate meaningful comparisons with the Company's new financial reporting year.

      The financial statements for the years ended 30 June 1998 and 30 June 1999 are unaudited. However, these restated figures are calculated from the audited financial statements for the years ending 31 March 1998, 31 March 1999 and the three month transition period ending 30 June 1999.

      The financial statements are expressed in New Zealand dollars. The amounts pertaining to the most recent financial year are also expressed in United States ("US") dollars, the latter being presented solely for convenience and translated from New Zealand dollars, as a matter of arithmetical computation only, at a rate on 30 June 2000 of NZ$1.00 to US$0.4690. The US dollar amounts should not be construed as representations that the New Zealand dollars have been, could be, or could in the future be converted into US dollars at this or any other rate. References in these financial statements to "$" and "NZ$" are to New Zealand dollars, references to "US$" are to US dollars and "A$" are to Australian dollars.

      Accounting Policies

      The accounting policies used in the preparation of the financial statements for the year ended 30 June 2000 are consistent with those used in the preparation of the published financial statements for the three month transition period ended 30 June 1999.

      Reclassifications

      Certain reclassifications of prior years' data have been made to conform to current year classifications.



NOTE  2   CALLING AND OTHER OPERATING REVENUES

                                         1998     1999     2000
                -----------------------------------------------------
                (Dollars in  millions)    NZ$      NZ$      NZ$
                -----------------------------------------------------
      Calling
        National                          726      704      932
        International                     443      385      506
        Other                              60       51       50
                                       ------------------------------
                                        1,229    1,140    1,488
                                       ==============================
      Other operating revenues
        Directories                       149      161      176
        Equipment revenue                 135      109       84
        Miscellaneous other services       57       57      177
                                       ------------------------------
                                          341      327      437
                                       ==============================

      TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                  NOTES TO THE CONDENSED FINANCIAL STATEMENTS continued


NOTE  3   ABNORMAL ITEMS

                                                      1998    1999    2000
                 ---------------------------------------------------------------
                  (Dollars in millions)                NZ$     NZ$     NZ$
                 ---------------------------------------------------------------
      Abnormal Revenues

      Sale of AAPT Sat-Tel Pty Limited                   -       -      15
      Cross border lease                                 -      15       -
      Liquidation of executive share
       ownership plan                                    -      16       -
                                                 -------------------------------
                                                         -      31      15
                                                 ===============================
      Abnormal Expenses

      Onerous contract buy-out costs                     -      22       -
      Restructuring costs                                -      15       -
      Discontinuance of HFC roll-out
       and closure of First Media Limited               37       -       -
                                                 -------------------------------
                                                        37      37       -
                                                 ===============================

Abnormal Revenues

Sale of AAPT Sat-Tel Pty Limited
In March 2000, AAPT Limited ("AAPT") completed the sale of its wholly-owned subsidiary AAPT Sat-Tel Pty Limited to New Skies Networks Australia Pty Limited. Included in the Consolidated Statement of Financial Performance are post acquisition profits relating to this sale, before minority interests, of $15 million.


Cross Border Lease
During the year ended 30 June 1999, a gain of $15 million was recognised on the prepayment of Telecom's scheduled payment obligations relating to a cross border finance lease.


Liquidation of the Executive Share Ownership Plan (the "Executive Plan")
The liquidation of the Executive Plan was completed in March 1999. The Trustee of the Executive Plan had disposed of the 1.9 million unallocated shares held on trust and remitted the net proceeds to Telecom as the residuary beneficiary. The net proceeds received were $16 million.


Abnormal Expenses

Onerous Contract Buy-out Costs
During the year ended 30 June 1999, the costs of buying out the terms of certain onerous contracts were identified and provided for. The contracts were onerous as the unavoidable costs of meeting the contractual obligations exceeded their economic benefits.

      TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                  NOTES TO THE CONDENSED FINANCIAL STATEMENTS continued

NOTE  3   ABNORMAL ITEMS (continued)

      Restructuring
      During the year ended 30 June 1999, Telecom reached an agreement with specialist call centre operator SITEL Asia Pacific to contract out the provision of operator services. The decision to outsource operator services resulted in approximately 560 redundancies at a cost of $15 million.


      Discontinuance of HFC Roll-out and Closure of First Media Limited ("First Media")
      During the year ended 30 June 1998, Telecom identified and provided for the estimated costs associated with the termination of the residential hybrid fibre/coax cable roll-out and the closure of First Media, a cable television operator.


NOTE  4   DISCONTINUED OPERATIONS

      Telecom announced on 22 July 1996 that it was reviewing the operations of those of its Australian subsidiaries which formed the Pacific Star Group ("Pacific Star") at which time a formal plan of disposal or wind-down of the Pacific Star businesses was approved by the Board.

      The winding down of Pacific Star operations progressed satisfactorily resulting in a reduction in the provision for loss on disposal of Pacific Star by $30 million at 31 March 1998. The process of winding down the discontinued Pacific Star operations was completed during the year ended 30 June 2000.


NOTE  5   DIVIDENDS

      Total dividends for the year ended 30 June 2000 were $806 million (30 June 1999: $806 million), representing four quarterly dividends of 11.5 cents per share. In addition, and in accordance with the Income Tax Act 1994, supplementary dividends totalling $75 million were paid with the first three quarterly dividends to shareholders who are not resident in New Zealand, for which Telecom received an equivalent tax credit from the Inland Revenue Department. Supplementary dividends of $25 million have been provided for which will be payable with the fourth quarter dividend.

      Shares Issued in Lieu of Dividends

      Telecom established a Dividend Reinvestment Plan effective from the third quarter of the year ended 30 June 2000. Under the plan shareholders can elect to receive dividends in cash or additional shares. In respect of the 31 March 2000 quarterly dividend, 1,943,141 shares, with a total value of $15 million, were issued in lieu of a cash dividend.

      TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                  NOTES TO THE CONDENSED FINANCIAL STATEMENTS continued

NOTE  6   COMMITMENTS

      Operating Leases

      Operating lease commitments are mainly in respect of leases of land, buildings and other telecommunications facilities. At 30 June 2000, minimum rental commitments for all non-cancellable operating leases (excluding amounts provided for in respect of restructuring) were $275 million (30 June 1999: $322 million).

      Finance Leases

      Telecom has entered into the sale and leaseback of certain assets. At 30 June 2000, the outstanding lease commitments were $86 million (30 June 1999: $95 million).

      Capital Commitments

      At 30 June 2000, capital expenditure amounting to $754 million (30 June 1999: $65 million), had been committed under contractual arrangements, with substantially all payments due within four years. The capital expenditure commitments principally relate to telecommunications network assets and at 30 June 2000 included Telecom and AAPT's commitments relating to Code Division Multiple Access ("CDMA") network build costs.

      In addition Telecom has signed an agreement with other international telecommunications organisations to build and operate a Trans-Pacific submarine optical fibre cable, called the Southern Cross Cable Network ("Southern Cross"), linking Australia and New Zealand with Hawaii , Fiji and the West Coast of the United States. In March 1998, Telecom contractually committed to purchase capacity on Southern Cross of approximately US$140 million. The first payment of approximately US$70 million is due on the first ready-for-service date ("RFS"), now expected to be in November 2000. The second payment of approximately US$57 million is due on the first anniversary of RFS with the balance payable over the following two years. In November 1999, Telecom committed to purchase further capacity at a cost of US$69 million. Payments of US$12 million, US$23 million, US$23 million and US$11 million are due on 31 January 2002, 2003, 2004 and 2005 respectively. In addition AAPT has committed to purchase capacity on Southern Cross at a cost of approximately US$40 million payable over the next three years.

      To date Southern Cross has signed capacity purchase commitments with customers totalling US$1.1 billion. Southern Cross cable construction costs are being funded through a US$640 million external credit facility and interim funding provided by the shareholders. Telecom has committed to provide up to US$150 million as part of this interim funding and as at 30 June 2000 had advanced US$120 million (excluding accrued interest) under this arrangement. Southern Cross plans to refinance the external credit facility, and repay all outstanding interim funding from shareholders, on or before RFS. Based on current capacity commitments and expected revenue forecasts, it is expected that Southern Cross will repay its borrowings in the first few years after project completion.

      In addition, the Telecom Group has committed to provide additional funding of A$90 million to another associate company, over the next 18 months.


NOTE  7   CONTINGENT LIABILITIES

      Bank Guarantees

      AAPT had issued bank guarantees totalling A$91 million as at 30 June 2000.

      TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                  NOTES TO THE CONDENSED FINANCIAL STATEMENTS continued

NOTE  7   CONTINGENT LIABILITIES (continued)

      Lawsuits and Other Claims

      In proceedings commenced in November 1996, Clear Communications Limited ("Clear") alleges breaches of the Commerce Act in relation to Telecom's bundling practices. Unspecified damages are sought.

      In April 1997, Telecom issued proceedings against Clear for withholding certain payments for services supplied under Clear's 1996 interconnection agreement with Telecom. Telecom seeks a declaration that the outstanding amounts are payable and an injunction requiring Clear to pay for services provided under the interconnection agreement. Clear's latest amended defence and counterclaim allege that the provisions of the 1991 and 1996 interconnection agreements requiring payments of the sums invoiced by Telecom are void or unenforceable and that by charging these sums and seeking to enforce the agreements Telecom has an anti-competitive purpose and effect in breach of the Commerce Act.

      In May 2000, Clear abandoned most of its causes of action in these two proceedings. A three month liability trial dealing with remaining allegations in both proceedings is due to commence on 26 March 2001. Specified allegations previously the subject of separate proceedings will be referred to arbitration after trial.

      In proceedings commenced by Telstra NZ Limited ("Telstra NZ") in May 1999, it was alleged that Telecom's cessation of certain carrier rebilling arrangements with Telstra NZ breached the Commerce Act. Telstra NZ sought injunctive relief together with unspecified damages. Telstra NZ's application for interlocutory injunction was dismissed in July 1999, and the proceedings were settled in July 2000.

      In June 1999 a claim was filed against Telecom in the Employment Court by representative and individual plaintiffs. The plaintiffs allege breach of various express and implied terms of their employment contracts. The claim is not fully quantified.

      In March 1997 Telstra Corporation commenced proceedings against AAPT in the Commercial Division of the Supreme Court of New South Wales, Australia. These proceedings were later transferred to the Federal Court of Australia in Sydney. Telstra Corporation claims approximately A$127 million plus interest and costs for unpaid charges for telecommunications services and restitution for the benefits received in relation to those telecommunication services. AAPT has cross-claimed asserting claims including breach of contract, negligence, misleading and deceptive conduct, misuse of confidential information, unconscionable conduct and abuse of market power under Part IV of the Australian Trade Practices Act. Trial of these proceedings has commenced and the hearing is due to resume in October 2000.

      In April 2000, CallPlus Limited ("CallPlus") and two other companies issued proceedings against Telecom alleging breach of contract and the Commerce Act in relation to Telecom's 0867 service. Clear also commenced proceedings against Telecom in April 2000, alleging breach of contract in relation to the number portability agreement between Telecom and Clear and breach of the Commerce Act in relation to Telecom's 0867 service. CallPlus and Clear each seek injunctive relief and an inquiry into damages.

      On 31 July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commerce Commission seeks a declaration that this contravened s36 of the Commerce Act, pecuniary penalty, and costs.

      Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

      The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom's interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom's business, financial condition or results of operations.

      TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                  NOTES TO THE CONDENSED FINANCIAL STATEMENTS continued

NOTE 8 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

                                                        1998     1999     2000
                    ------------------------------------------------------------
                     (Dollars in millions)               NZ$      NZ$      NZ$
                    ------------------------------------------------------------
Net earnings attributable to shareholders                822      834      783
Adjustments to reconcile net earnings to net
 cash flows from operating activities:
   Depreciation                                          568      551      583
   Bad and doubtful accounts                              33       25       43
   Deferred income tax                                     8       10       24
   Share of losses of associate companies                  -        7        6
   Minority interests in profits of subsidiaries           1        2        8
   Capital note distribution costs                        37       55       54
   Goodwill amortised                                      6        7       43
   Sale of AAPT Sat-Tel Pty Limited                        -        -      (15)
   Discontinued operations                               (30)       -        -
   Other                                                   -       12       (2)
Changes in assets and liabilities net of effects
 of non-cash and investing and financing activities:
   Increase in accounts receivable and related items     (72)     (54)    (127)
   Decrease/(increase) in inventories                     26       (8)       6
   Increase in current taxation                          101      153       61
   Decrease in provisions                                (64)     (36)     (57)
   Increase in accounts payable and related items        123       59      135
                                                    ----------------------------
 Net cash flows from operating activities              1,559    1,617    1,545
                                                    ============================



NOTE  9   ACQUISITION OF AAPT LIMITED


      On 27 November 1999 Telecom purchased an additional 61.7% stake in AAPT, bringing the total shareholding at that date to 81.4%. Telecom's share of the operating results of AAPT have been included in Telecom's Consolidated Statement of Financial Performance since 27 November 1999.

      A fair value exercise has been completed and AAPT's assets and liabilities were restated to their fair values at the date of acquisition as detailed below.

      Summary of Effect of Acquisition of AAPT as at 27 November 1999

                                  ---------------------------------------
                                    (Dollars in millions)         NZ$
                                  ---------------------------------------
          Net assets acquired:
          Net current assets                                     (106)
          Fixed assets                                            295
          Other long-term assets                                  323
          Long-term debt                                         (147)
                                                              ----------
                                                                  365
          Minority interest                                       (68)
                                                              ----------
                                                                  297
          Goodwill on acquisition                               1,277
                                                              ----------
          Consideration                                         1,574
                                                              ==========

      TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                  NOTES TO THE CONDENSED FINANCIAL STATEMENTS continued

NOTE  10  QUARTERLY FINANCIAL INFORMATION



                                                                                     Surplus from
                                                          Net abnormal    Surplus     operations        Net earnings         Net
                                          Operating        revenues/        from      before income     attributable       earnings
                                           revenues       (expenses)     operations      tax            to shareholders    per share
           -------------------------------------------------------------------------------------------------------------------------
          (NZ dollars in millions,
           except per share amounts)                                                                                         NZ$
           -------------------------------------------------------------------------------------------------------------------------

Quarter ended:
 30 September 1999                            887               -          365             337              209             0.119
 31 December 1999                             993               -          350             311              197             0.112
 31 March 2000                              1,239              15          380             328              205             0.117
 30 June 2000                               1,227               -          331             270              172             0.098
                                      ----------------------------------------------------------------------------------------------
Year ended 30 June 2000                     4,346              15        1,426           1,246              783             0.447
                                      ==============================================================================================
Quarter ended:
 30 September 1998                            869               -          359             328              206             0.118
 31 December 1998                             859               -          354             325              202             0.115
 31 March 1999                                896               1          362             337              224             0.128
 30 June 1999                                 863              (7)         342             320              202             0.115
                                     -----------------------------------------------------------------------------------------------
Year ended 30 June 1999                     3,487              (6)       1,417           1,310              834             0.476
                                     ==============================================================================================


      Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings per share for the year.

         TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

                                  30 JUNE 2000



RESULTS OF OPERATIONS - 30 JUNE 2000

Overview of Results

In November 1999, Telecom increased its shareholding in AAPT from 19.7% to approximately 80% (79.9% as at 30 June 2000). Telecom's result for the year ended 30 June 2000 ("2000") reflects the consolidation of AAPT's earnings from 1 December 1999, the amortisation of associated goodwill from 1 December 1999 and the costs of funding the investment in AAPT for the year.

Reported net earnings of NZ$783 million for 2000 decreased by NZ$51 million, or 6.1%, from NZ$834 million for the year ended 30 June 1999 ("1999").

Net earnings for the year represented earnings per share ("EPS") of NZ44.7 cents. EPS decreased by 6.2% for the year compared with 1999.

Excluding the effect of the investment in AAPT, Telecom's net earnings would have been NZ$846 million for the year, an increase of NZ$20 million, or 2.4%, compared with last year's normalised earnings of NZ$826 million (see "Reconciliation of Earnings before and after AAPT").

Dividends

Telecom will pay a fully imputed fourth quarter dividend of NZ11.5 cents per ordinary share in September 2000, bringing the dividend for the year ended 30 June 2000 to NZ46.0 cents. The full-year dividend of NZ46.0 cents represents a distribution of approximately 98% of net earnings before amortisation costs. The dividend for the year ended 30 June 1999 was also NZ46.0 cents per ordinary share.

Telecom is committed to further growth in the Australian market, building on it's shareholding in AAPT and supporting AAPT's network investment programme. Telecom is also pursuing growth in its New Zealand-based business, including the roll out of it's CDMA mobile network and new broadband technologies, and expansion of international capacity through the Southern Cross Cable.

These investments for future growth, including those which might arise in the future but which have yet to be identified, require Telecom to maintain strong cash flows and financial flexibility. A review of Telecom's dividend policy has concluded that in the light of the planned growth in investment a change in policy is appropriate.

Consequently, Telecom has decided to implement a new dividend policy, which will target a dividend pay-out ratio of around 50% of net earnings. This policy will be dependent on earnings, cash flow, and other investment opportunities that might arise in the future.

As a matter of practice, Telecom will look to pay a dividend at the same rate in each of the first three quarters of the financial year, and set the fourth quarter dividend at a level which accommodates the target ratio for full year.

================================================================
Fourth Quarter Dividends
 Ordinary shares                            NZ 11.5 cents
 American Depositary Shares                 *US 43.15 cents
 Supplementary dividend (to non-resident
  shareholders)
   Per ordinary share                       NZ 2.03 cents
   Per American Depositary Share            *US 7.62 cents

Books closing dates
 NZ, Australia Stock Exchanges#             1 September 2000
 New York Stock Exchange                    31 August 2000
Payment dates
 NZ, Australia                              15 September 2000
 New York                                   22 September 2000
================================================================

* Based on an exchange rate at 30 June 2000 of NZ$1.00 to US$0.4690. # Australian shares go `ex' dividend on 28 August 2000.

EFFECT OF AAPT

AAPT's results have been consolidated with Telecom's results with effect from 1 December 1999. Accordingly Telecom's consolidated results for the year include AAPT's earnings (adjusted for consolidation items including minority interest and goodwill amortisation) for the seven months to 30 June 2000.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

                                  30 JUNE 2000

Reconciliation of Earnings before and after AAPT

----------------------------------------------------

                            Year Ended 30 June

                           1999      2000  Change
                           NZ$M      NZ$M       %

Reported net earnings       834       783   (6.1)

Deduct share of
AAPT's earnings#:

 Net earnings before
 abnormals                    -        10
 Abnormals                    -        12
                          -----     -----   -----

                            834       761

Add back:

 Amortisation of
 goodwill                     -        32

 Funding costs
 relating to AAPT
 investment (after
 tax)                         1        53
                          -----     -----   -----

Reported net earnings
before AAPT                 835       846     1.3

Deduct normalisations*       (9)        -



Normalised net
earnings before AAPT        826       84      2.4
                          -----     -----   -----

#  After minority interest and consolidation items.
* 1999 earnings have been normalised to exclude net
abnormals of NZ$1 million (see "Abnormal Items")
and release of surplus tax provision (NZ$8 million)
====================================================


======================================================================
KEY INDICATORS
                                                    Year          Year
                                                   Ended         ended
                                                 30 June       30 June
                                                    1999          2000
INCLUDING AAPT

Operating Margin (%)/1/                             41.2          32.6
Asset Utilisation (%)/2/                            71.5          70.0
Net Interest Cover (times)/3/                        7.2           5.1
Return on Average Total Assets (%)/4/               29.4          22.8
Earnings Per Share (normalised)                     47.1          44.0
Net Debt/Net Debt plus Capital Funds (%)            48.3          62.4


EXCLUDING AAPT

Operating Margin (%)/1/                             41.2          39.4
Asset Utilisation (%)/2/                            74.4          73.8
Net Interest Cover (times)/3/                        7.2           7.4
Return on Average Total Assets (%)/4/               30.6          29.1
Earnings Per Share (normalised)                     47.1          48.3
Net Debt/Net Debt plus Capital Funds (%)            42.6          43.1

1  Normalised surplus from operations/operating revenue (before abnormals).
2  Operating revenue (before abnormals)/average total assets (net of cash and short-term investments).
3  Normalised surplus from operations/net interest expense (before interest capitalised) inclusive of capital note coupons.
4  Normalised surplus from operations/average total assets (net of cash and short-term investments).
======================================================================

FORWARD-LOOKING STATEMENTS

This Management Discussion and Analysis contains forward-looking statements. The words "believe", "expect", "will", "estimate", "project", "forecast", "should", "anticipate", "intend" and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand telecommunications market, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

TELECOM (EXCLUDING AAPT)

Telecom's net earnings (excluding AAPT) of NZ$846 million for the year ended 30 June 2000 increased by NZ$20 million, or 2.4%, compared with last year's normalised earnings (excluding AAPT) of NZ$826 million.

On a reported basis, earnings (excluding AAPT) increased by NZ$11 million, or 1.3%, for the year.

================================================
Earnings Overview (excluding AAPT)
                           Year Ended 30 June

                          1999     2000   Change
                          NZ$M     NZ$M        %

Operating revenues^      3,456     3,601     4.2

Operating expenses^      2,033     2,182     7.3

Net earnings (reported)    835       846     1.3

Normalised earnings        826       846     2.4

EBIT* (before
abnormals)               1,423    1,419     (0.3)

EBITDA# (before
abnormals)               1,981    1,984      0.2


^  Excludes abnormals.
*  Earnings before interest and tax.
#  Earnings before interest, tax, depreciation
   and amortisation.
================================================

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

                                  30 JUNE 2000


OVERVIEW OF RESULTS (EXCLUDING AAPT)

Telecom's results before the effect of the investment in AAPT are summarised in the table on page 21. These results exclude the costs of funding the investment in AAPT, and the effects of consolidating AAPT (ie. goodwill amortisation and Telecom's share of AAPT's post-acquisition earnings). Telecom's condensed financial statements, accompanying this document, disclose the fully consolidated result.

Reclassifications

For 2000 Telecom has reclassified wholesale revenue previously included with interconnection revenue into national, international and data revenues. Volumes and prior period revenue have been restated for this reclassification.

Operating Revenues (Before Abnormals)

--------------------------------------------------------------
Variation - Increase           NZ$              %
                             millions
--------------------------------------------------------------
2000:1999                      145             4.2
--------------------------------------------------------------

Total revenue (before abnormals) rose by 4.2% for the year to 30 June 2000 compared with 1999, an improvement on revenue growth in the year to 30 June 1999 of 1.0%.

Local Service

Local service revenues consist of business and residential access, local call charges (predominantly paid by business customers), including Centrex and VPN, and enhanced network services products (Smartphone, messaging and call track).

---------------------------------------------------
Variation - Decrease                NZ$           %
                                  millions
---------------------------------------------------
2000:1999                            (2)      (0.2)
---------------------------------------------------

Local service revenues decreased by NZ$2 million, or 0.2%, compared with 1999.


---------------------------------------------------------------
Local Service                                         Change  %
---------------------------------------------------------------
                                     1999       2000      00:99
---------------------------------------------------------------
Business & residential access
- Revenue (NZ$m)                      858        849       (1.0)
- Access lines residential          1,339      1,349        0.7
 (000s)
- Access lines  business              348        330       (5.2)
 (000s)
- Centrex lines (000s)                 76         80        5.3
Local calls *
- Revenue (NZ$m)                      133        133          -
- Call minutes (m)                  3,221      3,348        3.9
Smartphone, messaging and call track
- Revenue (NZ$m)                       68         75       10.3
- Call minder mailboxes (000s)        268        271        1.1
*Includes business local calls, residential calls under NZ20 cents local calling option and Centrex and VPN local calls.
---------------------------------------------------------------


The decrease in access revenue of NZ$9 million, or 1.0%, was largely due to the first full-year impact of a reduction in line rentals for business customers from January 1999.

Local service revenue and access line growth have been affected by the entry of Saturn Communications (now Telstra Saturn Limited) into the local service market, the migration of local access to ISDN services and increased use of cellular phones.


National

National revenue includes calls to a location outside the caller's local calling area, including Centrex and VPN, calls to cellular networks originating within the fixed line network, National 0800 calls and operator services charges.

--------------------------------------------------
Variation - Increase           NZ$              %
                            millions
--------------------------------------------------
2000:1999                      4               0.6
--------------------------------------------------

National revenue increased by NZ$4 million, or 0.6%, for the year, largely due to increases in fixed line to cellular revenues offset by a reduction in national calls revenue as a result of national toll price reductions.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

                                 30 JUNE 2000


---------------------------------------------------------------
National                                              Change %
---------------------------------------------------------------
                                   1999       2000        00:99
---------------------------------------------------------------
National calls
 - Revenue (NZ$m)                   356        301        (15.4)
 - Call minutes (m)               2,089      2,206          5.6
 - Average price (cents)           17.0       13.6        (20.0)

Calls to cellular networks
 Revenue (NZ$m)                     218        276         26.6
 Interconnect cost (NZ$m)            44         71         61.4
                            -----------------------------------
 Gross margin (NZ$m)                174        205         17.8

 - Call minutes (m)                 429        570         32.9
 - Average price (cents)           50.8       48.4         (4.7)

National 0800
 - Revenue (NZ$m)                   110        119          8.2
 - Call minutes (m)                 553        679         22.8
 - Average price (cents)           19.9       17.5        (12.1)
---------------------------------------------------------------

National calls revenue decreased by 15.4% largely as a result of an approximately 20.0% decline in the average price per call minute, reflecting various capped specials rate reductions.

The BEST (Business Enjoy Savings on Tolls) pricing option was launched in February 1999 and was open for enrolment until 30 April 1999. This plan provided a ceiling to business market customers on the cost of their tolls until 31 March or 30 April 2000, depending on when they enrolled. The ceiling was 10% lower than the customer's average monthly spend.

In May 1999, new calling plans for residential customers were introduced. These plans offer different combinations of NZ$3 or NZ$5 capping and/or maximum off-peak and peak calling rates.

Fixed line to cellular revenue increased by 26.6%. The average price per minute for fixed line to cellular calls declined by 4.7%, but this was more than offset by a significant increase in call volumes resulting from the strong growth in cellular penetration.

The growth in fixed line to cellular revenue was partly offset by an increase in the cost of interconnecting with other cellular carriers (see "Cost of Sales"). The fixed line to cellular margin increased by 17.8% compared with last year.

International

International revenue includes outgoing international calls made in New Zealand, collect, credit card and "New Zealand Direct" calls to New Zealand, receipts from overseas telecommunications administrations and companies for calls to New Zealand that use Telecom's facilities and calls from international switched traffic transiting Telecom's facilities (referred to as "transit calls").

------------------------------------------------------
Variation - Increase           NZ$ millions          %
------------------------------------------------------
2000:1999                           13             3.4
------------------------------------------------------

International revenue increased by NZ$13 million, or 3.4%, due largely to growth in inward call revenue.

-------------------------------------------------------------
International                                        Change %
-------------------------------------------------------------
                               1999       2000          00:99
-------------------------------------------------------------
Outward calls
 - Revenue (NZ$m)               209        194           (7.2)
 - Call minutes (m)             473        591           24.9
 - Average price (cents)       44.2       32.8          (25.8)
Inward calls
 - Revenue (NZ$m)               127        157           23.6
 - Call minutes (m)             341        429           25.8
 - Average price (cents)       37.2       36.6           (1.6)
Transit call margin
 - Margin (NZ$m)                 48         41          (14.6)
 - Call minutes (m)             377        549           45.6
 - Average margin              12.7        7.5          (40.9)
  (cents)
-------------------------------------------------------------

Growth in outward call minutes reflected the volume stimulation from price specials offered to New Zealand customers and significant price reductions over the past year. The annual average per minute charge for outward calls of NZ32.8 cents was 25.8% lower than in 1999, reflecting price reductions and frequent weekend specials.

In February 2000, the price caps on consumer Talk All Day promotions were reduced from NZ$5 to NZ$4 for Australia and from NZ$10 to NZ$8 for the UK, US, Canada and Ireland.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

                                 30 JUNE 2000


The increase in inward call revenue for the year resulted largely from increased call minutes. The increase in inward call revenue has largely been offset by an increase in the international outpayment included in cost of sales. This outpayment increased by 14.3% for the year.

The net margin received from Telecom's international business, excluding the transit call margin (outward and inward call revenue less the international outpayment), decreased by 3.8%.

The decrease in the transit call margin (revenue net of outpayments) was largely due to lower average margins per call minute. The increased volumes from the transit business are attributable to the utilisation of a variety of outward routing options and to new transit traffic won by Telecom's points of presence ("POPs") in the US, Japan, Australia and the UK.

------------------------------------------------------------------
International Margin                                      Change %
------------------------------------------------------------------
 NZ$ millions                        1999        2000        00:99
------------------------------------------------------------------

 International outwards revenue       209         194         (7.2)
 International inwards revenue        127         157         23.6
 International outpayment            (154)       (176)        14.3
                                   -------------------------------
 Net international margin
  before transits                     182         175         (3.8)
                                   -------------------------------
------------------------------------------------------------------

Interconnect

Interconnect revenue is derived from charges for delivering to and/or accepting from other service providers local, national, international, cellular and 0800 calls. Installation charges and interconnecting links and service delivery point charges are also included.

-------------------------------------------------------
Variation - Increase           NZ$ millions           %
-------------------------------------------------------
2000:1999                           15             21.1
-------------------------------------------------------

Interconnection revenue increased by NZ$15 million, or 21.1%, largely due to increased activity with existing carriers.

For 2000 Telecom has reclassified wholesale revenue previously included with interconnection revenue into national, international and data revenues. Volumes and prior periods' revenue have been restated for the revenue reclassifications.

While interconnect revenue increased by NZ$15 million, interconnect costs, including the cost of interconnecting with other cellular carriers, increased by NZ$48 million, or 85.2% (see "Cost of Sales").

Cellular and Other Mobile Services

Cellular and other mobile services revenue comprises access and airtime charges for calls originating from Telecom's cellular network (including international calls), revenue from paging and mobile radio services, cellular equipment (CPE) and other related services.

-------------------------------------------------------
Variation - Increase           NZ$ millions           %
-------------------------------------------------------
2000:1999                           44              8.8
-------------------------------------------------------

Revenue from cellular and other mobile services grew by NZ$44 million, or 8.8%, compared with 1999. Cellular revenue alone grew by NZ$42 million, or 8.9%.

-----------------------------------------------------------------
Cellular and Other Mobile                                  Change
Services                                                        %
-----------------------------------------------------------------
                                     1999       2000        00:99
-----------------------------------------------------------------
Cellular and Other Mobile
Total mobile revenue (NZ$m)           502        546          8.8

Mobile cost of sales (NZ$m)            98        151         54.1
                              -----------------------------------

Mobile gross margin (NZ$m)            404        395         (2.2)

Cellular
Cellular revenue (NZ$m)               472        514          8.9
Call minutes (m)                      799      1,064         33.2
Connections
 - Total at period end (000s)         677        980         44.8
 - Average during period              561        838         49.4
  (000s)
Average revenue per customer
 per month (excl. CPE)  - NZ$        70.1       49.5        (29.4)
-----------------------------------------------------------------

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

                                 30 JUNE 2000

Telecom had 980,000 cellular connections at 30 June 2000 compared with 677,000 at 30 June 1999, an increase of 44.8%. The continued strong growth in connections is largely due to growth in the prepaid cellular business.

Prepaid service has continued to be popular with consumers, but new pricing plans for postpaid customers, including free minutes and additional services, have also attracted large numbers of customers. The total number of prepaid customers, including third party connections, at 30 June 2000 was 513,000, approximately 52% of total connections.

The total number of cellular connections in New Zealand, including Vodafone New Zealand's ("Vodafone") connections, represents approximately 40% of the New Zealand population. This penetration level, when compared with other countries, suggests scope for continued expansion of this market.

The mobile gross margin (total mobile revenue less cost of sales) decreased by 2.2%, compared with 1999, largely as a result of an increase in cost of sales. Mobile revenue and the mobile margin, set out in the table above, do not include revenue from fixed line to cellular calls terminating on Telecom's cellular network.

Average revenue per cellular customer decreased by approximately 29% compared with 1999, reflecting the higher proportion of prepaid connections. Revenue per prepaid connection is generally lower than revenue per postpaid connection.

Mobile cost of sales increased by 54.1% for the year, reflecting the significant growth in the number of cellular connections over the past year. Special promotions to attract new connections and encourage existing customers to upgrade their mobile phones contributed to the increase in mobile cost of sales.

Data

Data revenue consists principally of revenue from data transmission services, dedicated leased lines and Internet access.

----------------------------------------------
Variation - Increase      NZ$ millions       %
----------------------------------------------
2000:1999                      75         21.0
----------------------------------------------

Data revenue increased by NZ$75 million, or 21.0%, for the year. This growth was driven by demand for bandwidth to support business networking and the increased penetration of the Internet.

-----------------------------------------------------------------
Data                                                     Change %
-----------------------------------------------------------------
                                     1999       2000        00:99
-----------------------------------------------------------------
Internet revenue (NZ$m)                43         67         55.8
Xtra registered customers
 (000s)                               206        287         39.3

Xtra dial-up hours (m)                 17         47        176.5
Average hours per active
 customer (per month)                  11         20         81.8


ISDN revenue (NZ$m)                    56         76         35.7
ISDN channels  (000s)                  53         72         35.8

New World revenue* (NZ$m)              68        102         50.0
Old World revenue* (NZ$m)             191        187         (2.1)

* Excludes Internet and ISDN revenue
-----------------------------------------------------------------

Internet revenue increased by NZ$24 million, or 55.8%, for the year. Telecom's Internet service provider "Xtra" had approximately 287,000 registered customers at 30 June 2000, compared with 206,000 at 30 June 1999, an increase of 39.3%. Of the registered customers, approximately 79% were active during the last month of the year.

ISDN revenue increased by 35.7% for the year. The increase in ISDN revenue partly reflected migration from basic access services. The number of ISDN channels at 30 June 2000 increased by 35.8% from 30 June 1999.

New World revenue (which includes ADSL, LanLink and frame relay) increased by 50% for the year reflecting the migration of customers to higher bandwidth and lower cost platforms. New World revenue comprised approximately 35% of data revenue (excluding Internet and ISDN) in 2000 compared with approximately 26% in 1999.

Directories

Directories revenue is derived largely from local advertising by businesses in both The Telephone Book and YELLOW PAGES directories and various database services.

------------------------------------------------
Variation - Increase       NZ$ millions        %
------------------------------------------------
2000:1999                       15           9.3
------------------------------------------------

Revenue from regional directories increased by approximately 8% for the year as a result of both tariff and volume growth in both The Telephone Book and YELLOW PAGES(R) products. Revenues from specialised and LOCAL DIRECTORIES(TM) increased by approximately 24% largely as a result of volume growth and two new LOCAL DIRECTORIES(TM).

Equipment Revenue

Equipment revenue includes non-cellular equipment sales, installation and CPE rental.

--------------------------------------------------
Variation - Decrease         NZ$ millions        %
--------------------------------------------------
2000:1999                         (25)       (22.9)
--------------------------------------------------

Equipment revenue decreased by NZ$25 million, or 22.9%, compared with 1999, largely as a result of a reduction in equipment sales as Telecom continues to reduce its equipment sales business. The impact on earnings of this decrease in revenue was largely offset by a reduction in equipment cost of sales.

Miscellaneous Other Services

Miscellaneous other services revenue is derived principally from software development, telecommunications services provided in the Cook Islands and Samoa and international outside plant projects.

---------------------------------------------------------
Variation - Increase                NZ$ millions        %
---------------------------------------------------------
2000:1999                                 7          12.3
---------------------------------------------------------

Operating Expenses (Before Abnormals)

---------------------------------------------------------
Variation - Increase                NZ$ millions        %
---------------------------------------------------------
2000:1999                                149          7.3
---------------------------------------------------------

Operating expenses increased by NZ$149 million, or 7.3%, for the year. The increase was largely due to higher cost of sales and other operating expenses, partly offset by lower labour costs. If cost of sales were excluded, expenses would have increased by 1.9% for the year. The increase in expenses excluding cost of sales reflects increases in the costs of growth areas such as Xtra, esolutions, the international points of presence and the costs of bidding for contracts in Australia (see "Outsourcing contract with the Commonwealth Bank of Australia").

Labour

-----------------------------------------------------
Variation - Decrease            NZ$ millions        %
-----------------------------------------------------
2000:1999                            (61)      (13.1)
-----------------------------------------------------

The decrease in labour costs of NZ$61 million, or 13.1%, for the year largely reflected the outsourcing of information services to EDS effective from 1 September 1999, the sale of ConnecTel effective from 1 June 2000 and the full year impact of the outsourcing of operator services to SITEL during the 1999 financial year. The costs of outsourcing are included in "Other Operating Expenses". These reductions were partly offset by salary increases arising from Telecom's annual salary review process.


------------------------------------------------
                       Personnel Numbers
------------------------------------------------
                June        June
                1999        2000       Variation
             -----------------------------------
Operations     5,994        4,463         (1,531)
Other          1,485        1,254           (231)
             -----------------------------------
               7,479        5,717         (1,762)
             -----------------------------------

The decrease in personnel numbers since 30 June 1999 largely reflects the sale of ConnecTel and the outsourcing of information services to EDS.


Depreciation

--------------------------------------------------
Variation - Increase        NZ$ millions         %
--------------------------------------------------
2000:1999                         5            0.9
--------------------------------------------------

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

                                 30 JUNE 2000

Depreciation expense increased by NZ$5 million, or 0.9%, in 2000. The year on year increase reflects the impact of the increasing fixed asset base resulting from capital expenditure.

Cost of Sales

Cost of sales are costs directly attributable to revenue earned from international outward calls and leased circuits, equipment sales, cellular services, directories and the costs of interconnection.

----------------------------------------------
Variation - Increase     NZ$ millions        %
----------------------------------------------
2000:1999                     119         25.9
----------------------------------------------

Cost of sales increased by NZ$119 million, or 25.9%, for the year. This increase was largely due to higher mobile, international, interconnect and directories cost of sales partly offset by lower equipment cost of sales.

Mobile cost of sales increased by NZ$53 million, or 54.1% (see "Cellular and Other Mobile Services").

While the high rate of cellular connection growth is having a negative impact on short-term earnings performance due to the immediate write-off of cellular acquisition costs, the company believes significant future revenue will accrue from its recent high number of customer acquisitions.

Most Australasian telecommunications companies have adopted the accounting policy of capitalising cellular acquisition costs and subsequently amortising these costs over the life of the underlying contracts. Telecom has considered adopting this policy but has decided against it at this time. Had Telecom adopted this policy effective from 1 July 1999, mobile cost of sales would have been lower by approximately NZ$55 million in 2000.

Interconnect expense increased by NZ$48 million, or 85.2%, reflecting increased volumes including the growth in calls from Telecom's fixed line network to Vodafone's cellular network (see "National").

International cost of sales for outbound calls increased by NZ$22 million, or 14.3%, for the year reflecting growth in outward call volumes (see "International").


Other Operating Expenses

Other operating expenses include occupancy, advertising, computer costs, bad debts, vehicle costs, office expenses, postage and agency, outsourcing costs and certain direct costs, which together represented approximately 80% of other operating expenses before capital recoveries.

-------------------------------------------------
Variation - Increase        NZ$ millions        %
-------------------------------------------------
2000:1999                        86          15.5
-------------------------------------------------

The increase in other operating expenses largely reflected an increase in outsourcing costs. This increase reflected the outsourcing of information services to EDS effective from 1 September 1999, the full year impact of the outsourcing of operator services to SITEL during the 1999 financial year and the sale of ConnecTel.

The increase in other operating expenses also reflects increases in other operating costs of growth areas such as Xtra, esolutions, the international points of presence and the costs of bidding for large corporate contracts in Australia.

Abnormal Items

The following abnormal items reduced the 1999 surplus from operations (including abnormals) by NZ$6 million. After tax, the abnormal items increased 1999 earnings by NZ$1 million.

------------------------------------------------------------
                                            1999        2000
                                            NZ$M        NZ$M
------------------------------------------------------------
Abnormal revenue
Liquidation of executive share
 ownership plan                               16           -

Cross border finance lease                    15           -
                                          ------------------
                                              31           -
                                          ==================

Abnormal expenses
Restructuring costs                           15           -
Onerous contracts provision                   22           -
                                          ------------------
                                              37           -
                                          ==================


See Note 3 to the condensed financial statements for further comment on these abnormal items.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS
                                 30 JUNE 2000

Net Interest Expense

------------------------------------------------------------
Variation - Decrease               NZ$ millions     %
------------------------------------------------------------
2000:1999

Interest expense                       (13)       (8.7)
Investment income                       (9)      (20.0)
                               -----------------------------
Net interest expense*                   (4)       (3.8)
                               -----------------------------

* Excludes the cost of funding the investment in AAPT

The decrease in net interest expense for the year was partly due to lower short-term interest rates. The surplus from operations before abnormal items covered net interest (after investment income but before interest capitalised) and capital note distribution costs 7.4 times, compared with 7.2 times in 1999.

Taxation

---------------------------------------------------------------
Variation - Decrease                 NZ$ millions        %
---------------------------------------------------------------
2000:1999                                (7)           (1.7)
---------------------------------------------------------------

The effective tax rate for 2000 was 31.3% compared with 31.9% for 1999 and a statutory rate of 33%.

Capital Expenditure

Capital expenditure (excluding AAPT) amounted to NZ$643 million, an increase of NZ$29 million, or 4.7%, compared with 1999. Cash applied to capital expenditure (excluding AAPT) amounted to NZ$633 million, an increase of NZ$48 million, or 8.2%.

Approximately 60% of 2000 capital expenditure was spent on baseline investment including expenditure for renewal and growth of Telecom's core network (including the international and mobile networks). The remaining capital expenditure was incurred in enhancing network capability to accommodate the increasing demand for data services and in the development of new products and services.

In February 2000, Telecom commissioned communications networking company Lucent Technologies (NZ) Limited to build a mobile phone network based on the code division multiple access ("CDMA") standard. AAPT has also chosen the Lucent Technologies Group as a CDMA supplier. Telecom and AAPT each selected Lucent Technologies as a result of independent evaluations, but Telecom believes that there are operating synergies and benefits with both companies choosing the same vendor.

Excluding AAPT, Telecom currently expects to spend approximately NZ$1 billion on capital expenditure in the 12 months to 30 June 2001. This includes expected CDMA capital expenditure and purchases of capacity from Southern Cross Cables Limited but excludes any potential acquisition of spectrum that may be purchased from the Government in the current spectrum auctions.

LIQUIDITY (CONSOLIDATED)

Telecom believes it has adequate internal and external resources available, including borrowing capacity, to finance its operating requirements, anticipated capital expenditure, dividends and investments.

Cash Flows from Operating Activities

Net cash flows from operating activities were NZ$1,545 million, a decrease of NZ$72 million, compared with 1999. Higher income tax and interest paid contributed to the decrease, while an increase in receipts from customers was largely offset by an increase in payments to suppliers and employees.

Cash Flows from Investing Activities

Net cash flows used in investing activities amounted to NZ$2,616 million, compared with NZ$546 million for 1999. The increase largely reflects the acquisition of shares in AAPT and Independent Newspapers Limited ("INL") and an increase in cash applied to the purchase of fixed assets, partly offset by the proceeds from the sale of ConnecTel and AAPT Sat-Tel.

Cash Flows from Financing Activities

Net cash flows from financing activities were NZ$1,122 million, compared with cash used of NZ$1,064 million in 1999. The increase in 2000 was largely due to net proceeds from short-term and long-term debt to fund the AAPT acquisition.

Telecom has declared a fully imputed dividend for the fourth quarter of NZ11.5 cents per share, a total of NZ$202 million, to be paid in September 2000.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS
                                 30 JUNE 2000

A supplementary dividend of NZ$25 million will be paid to shareholders who are non-resident in New Zealand. Telecom receives an equivalent tax credit from the Inland Revenue Department for this amount.

CAPITAL RESOURCES (CONSOLIDATED)

Cash and Short-term Investments

Telecom had cash and short-term investments of NZ$698 million at 30 June 2000, compared with NZ$143 million at 30 June 1999.

Telecom has available unutilised committed facilities of US$200 million, as well as other substantial uncommitted borrowing capacity. AAPT has available unutilised committed facilities of A$60 million.

Debt

Total interest-bearing long-term and short-term liabilities amounted to NZ$4,323 million at 30 June 2000 compared with NZ$2,067 million at 30 June 1999.

Net debt amounted to NZ$3,591 million at 30 June 2000, compared with NZ$1,898 million at 30 June 1999. The net debt to net debt plus capital funds ratio was 62.4% at 30 June 2000, compared with 48.3% at 30 June 1999. Net debt is deemed to consist of total long and short-term debt, net of cash and short-term investments and a term deposit of NZ$34 million at 30 June 2000 (NZ$26 million at 30 June 1999). Capital funds include shareholders' funds, capital notes (TeleNotes and Restricted Capital Securities) and minority interests.

The estimated fair value of Telecom's long-term debt at 30 June 2000 was NZ$3,146 million compared with its carrying amount of NZ$3,049 million (stated inclusive of the effect of hedging transactions). The estimated fair value of long-term debt at 30 June 1999 was NZ$1,314 million, compared with its carrying amount of NZ$1,250 million (stated inclusive of the effect of hedging transactions). The fair values are based on Telecom's fixed rates of interest on debt in comparison to the prevailing market rates in effect at 30 June 2000 and 30 June 1999 for instruments of a similar maturity.

TeleNotes and Restricted Capital Securities

In 1997 TCNZ Finance Limited ("TCNZ Finance"), Telecom's main financing subsidiary, issued capital notes known as "TeleNotes". TeleNotes on issue at 30 June 2000 amount to NZ$438 million.

TeleNotes are unsecured subordinated securities which pay a fixed coupon rate to the holder between election dates. On an election date, holders may elect to retain some or all of their TeleNotes for a further period on terms specified by TCNZ Finance or require redemption. TCNZ Finance has the option to redeem the TeleNotes, including any unpaid interest, for cash and/or by procuring the issue of Telecom shares (valued at 90% of the then-current market share price) to the holders of the TeleNotes.

In February 1998 Telecom New Zealand Finance Limited ("TNZFL"), another Telecom financing subsidiary, issued US$300 million worth of Restricted Capital Securities ("Capital Securities") to United States based institutional
investors.  Such securities are similar to TeleNotes.   US$150 million of such
securities have a fixed coupon of 6.25% and will be redeemable in 2003. The other US$150 million have a fixed coupon rate of 6.5% and will be redeemable in 2008. Telecom has entered into cross currency interest rate swaps to remove the exposure to exchange rate fluctuations that would otherwise result from the issue of the Capital Securities. On the redemption dates in 2003 and 2008, also referred to as election dates, holders may elect to retain some or all of their Capital Securities for a further period on terms specified by TNZFL or require redemption. TNZFL has the option to redeem the Capital Securities including any unpaid interest for cash and/or by procuring the issue of American Depositary Receipts representing ordinary shares of Telecom (valued at 90% of the then-current market value) to the holders of the Capital Securities.

Market Risk

Telecom is exposed to market risk primarily from changes in interest rates and foreign currency exchange rates. Telecom employs risk management strategies including the use of derivatives such as interest rate swaps, interest rate options, foreign currency forwards,

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS
                                 30 JUNE 2000

foreign currency swaps and cross currency interest rate swaps to manage these exposures. Any gains or losses on these hedging financial instruments are generally offset by gains or losses on the underlying exposures being hedged. Telecom monitors the use of derivative financial instruments through the use of well-defined market and credit risk limits and timely reports to senior management. Telecom does not hold or issue derivative financial instruments for trading purposes.

Telecom is also exposed to market risk arising from changes in equity prices with respect to its investments in shares in listed companies.

Interest Rate Risk Management

The objectives of interest rate risk management are to minimise the cost of net borrowings and to minimise the impact of interest rate movements on Telecom's interest expense/net earnings within policies approved by the Telecom Board of Directors.

As at 30 June 2000, Telecom had hedged approximately NZ$10 million of short-term debt through the use of an interest rate swap compared to NZ$30 million that was hedged in this manner at 30 June 1999. As at 30 June 2000, interest rate options totalling NZ$450 million had been transacted to hedge forecast short-term debt. As at 30 June 1999, interest rate options totalling NZ$300 million had been transacted to hedge forecast short-term debt. Interest rate swaps have also been used to convert Telecom's floating rate obligations on term funding into fixed rate obligations.

The following table provides a sensitivity analysis of the estimated fair values of long-term debt, capital notes and related derivatives, assuming an instantaneous 100 basis point upward and downward parallel shift in the yield curve as at 30 June 2000 and 1999.

---------------------------------------------------------------------------
NZ$ billions                Fair           Fair value           Fair value
                           value         assuming 100         assuming 100
                                          basis point          basis point
                                         upward shift       downward shift
---------------------------------------------------------------------------
As at 30 June 2000

Long-term debt,             4.1              3.9                4.4
capital notes and
related
derivatives.

As at 30 June 1999

Long-term debt,             2.3              2.2                2.4
capital notes and
related
derivatives.
-----------------------------------------------------------------------

Foreign Exchange Risk Management

The objective in managing foreign exchange risk is to protect against the risk that the eventual New Zealand dollar net cash flows resulting from purchases from foreign suppliers and foreign currency borrowings and expenditure will be adversely affected by changes in foreign currency exchange rates.

As at 30 June 2000, Telecom had used cross currency interest rate swaps with a contract value of NZ$2,063 million to hedge long-term debt denominated in US dollars, Euros, Swiss francs and Japanese yen. Such swaps were also used to hedge the issue of NZ$512 million equivalent of US dollar denominated Restricted Capital Securities. As at 30 June 1999, Telecom had used cross currency interest rate swaps with a contract value of NZ$925 million to hedge long-term foreign currency denominated debt and Restricted Capital Securities.

As at 30 June 2000, Telecom had also used foreign exchange forwards and foreign currency options with contract values of NZ$1,138 million to hedge short-term debt (principally denominated in US dollars), firm purchase commitments (mainly denominated in US dollars and Japanese yen), and partially hedge the investment in AAPT Limited. As at 30 June 1999, the contract value of such instruments was NZ$1,500 million.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS
                                 30 JUNE 2000

The following table provides a sensitivity analysis of the estimated fair values of foreign exchange contracts hedging firm purchase commitments and the investment in AAPT in 1999, assuming a 10% increase or decrease in the various exchange rates to which Telecom is exposed.

-----------------------------------------------------------------------------
NZ$ millions                     Fair          Fair value        Fair value
                                 value       assuming 10%      assuming 10%
                                                 increase          decrease
-----------------------------------------------------------------------------
As at 30 June 2000

Foreign  currency                 60             4                127
forward  exchange
contracts, and options.

As at 30 June 1999

Investment in AAPT               337           324                352

Foreign  currency                 25            (4)                59
forward  exchange
contracts.
--------------------------------------------------------------------------------

The functional currency for nearly all of Telecom's foreign operations is the local currency. The translation of statement of financial performance and statement of financial position balances of these entities into New Zealand dollars results in translation adjustments, which are recorded in the foreign currency translation reserve. As at 30 June 2000, Telecom's primary translation exposure was to the Australian dollar in respect of the Australian subsidiary that holds the investment in AAPT. This exposure is partially hedged, with gains or losses on the hedging contract also recorded in the foreign currency translation reserve.

Equity Risk

During the year ended 30 June 2000, Telecom acquired minority investments in publicly listed companies. These investments expose Telecom to the risk of movements in the market prices of these listed securities. Telecom does not hedge this risk. The following table provides a sensitivity analysis of the estimated fair value of listed securities, assuming a 10% increase and decrease in the market prices of securities in which Telecom holds investments.

------------------------------------------------------------------------
NZ$ millions               Fair Value      Fair value       Fair value
                                         assuming 10%     assuming 10%
                                          increase in      decrease in
                                          share price      share price
------------------------------------------------------------------------
As at 30 June 2000

Listed securities             158             173              142
------------------------------------------------------------------------

ECONOMIC TRENDS

Telecom's operations are significantly affected by the state of the New Zealand economy. Gross Domestic Product ("GDP") grew in real terms by 4.4% for the year ended March 2000, after a contraction of 0.2% in the year ended March 1999.

Growth is forecast to continue over the next two years although with moderation in the rate of growth. The New Zealand Institute of Economic Research reports (June 2000) a consensus among forecasters of 4.0% for GDP growth in the year to March 2001; the consensus for the March 2002 year is 3.0%. These forecasts reflect expected growth in export sales by primary producers and manufacturers, and higher levels of domestic spending by the Government. Services are an expanding component of the economy, with communications consistently among the sectors of fastest growth.

New Zealand's balance of payments deficit deteriorated in the year ended March 2000 (NZ$8.3 billion) but the consensus forecast is for steady improvement by March 2002, due to rising export sales and reduced demand for imports. Inflation is widely expected to remain low, with annual rates held between 2.0-3.0%. The official rate of unemployment is forecast to continue declining from 6.4% in March 2000, to 5.5% in March 2002. The New Zealand population was around 3.8 million in June 2000.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

                                 30 JUNE 2000

COMPETITIVE ENVIRONMENT

New Zealand has highly competitive markets in telecommunications services, governed by the Telecommunications Act 1987 and the Commerce Act 1986. There have been no statutory entry barriers to telecommunications markets since 1989 and services are provided by substantial network operators in addition to Telecom. These include Vodafone, Telstra Saturn Limited ("Telstra Saturn") and Clear Communications Limited ("Clear"), a wholly owned subsidiary of British Telecom. Telecom continues to be subject to Kiwi Share Obligations ("KSO") under which it must maintain a free local calling option for residential customers in all areas of New Zealand where such services were provided in 1990.

In February 2000, the Government established a Ministerial Inquiry into Telecommunications, with an objective to "ensure that the regulatory environment delivers cost efficient, timely and innovative telecommunications services on an ongoing, fair and equitable basis to all existing and potential users". This inquiry is due to make policy recommendations in September 2000. A draft report in June 2000 proposed "industry self-management with regulatory underpinning", to be provided by a new industry forum and an Electronic Communications Commissioner. Telecom has made extensive submissions to the inquiry, stating the importance of industry agreement on principles for network interconnection and of continuation of the KSO with modifications that recognise industry developments since 1990. Telecom expects amendments will be made to legislation governing telecommunications as a result of final recommendations from the inquiry.

Under the Telecommunications (Information Disclosure) Regulations 1999, Telecom will be required to disclose the value of residential service subsidies under the KSO and report on the financial results of its local access network business separate from all other operations. These disclosures will initially be for the six months ended 30 June 2000.

Telecom has extensive interconnection arrangements with other network operators and service providers. These agreements cover international services, national and local voice services, data services, cellular services, Internet services and mobile trunked services. Telecom now has interconnection agreements with 11 other carriers. Of these, eight have the ability to offer local services and in each case Telecom has a number portability agreement in place enabling competitors to provide customers with the option of changing between local service providers without the need to change numbers.

During the year under review, Telecom and Vodafone renewed and amended the interconnection arrangements between their networks. In July 2000, Telecom and Telstra Saturn reached a comprehensive new agreement on interconnection, wholesale services, Internet traffic, pole-sharing and settlement of litigation on rebilling. This agreement introduced the principle of "bill and keep", involving no payment for the termination of prescribed local calls where volumes of those calls between networks are reasonably in balance. The renegotiation of interconnection terms with Clear was commenced in May 2000. The current interconnection agreement with Clear expires in December 2000.

In addition to those companies with which Telecom has interconnection, numerous other organisations offer voice-calling services from overseas or by re-selling
services from network operators in New Zealand.   As at 30 June 2000
approximately 150 Internet Service Providers ("ISPs") operate in New Zealand and 103 of these have asked for access to the Telecom network through 0867 dial-up numbers. Telecom competes in the ISP market through its Xtra operation.

Telecom also faces competition in leased-line services, paging, directory publishing and supply, and installation and maintenance of customer premises equipment ("CPE"). Telecom expects strong competition to continue in New Zealand telecommunications markets.

LITIGATION

Telecom is currently involved in a number of legal proceedings, including lawsuits brought against and by Clear relating to a variety of issues, including the terms on which Telecom provides interconnection, Clear's failure to make payment of certain charges under its interconnection agreement, Telecom's bundling practices and Telecom's 0867 service. CallPlus Limited and two other companies have proceedings against Telecom in relation to Telecom's 0867 service. The Commerce Commission has issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

                                 30 JUNE 2000

purposes. AAPT is currently involved in lawsuits brought by and against Telstra Corporation. See Note 7 to the condensed financial statements for further comment on these proceedings.

The legal proceedings pending against Telecom and AAPT involve claims for substantial damages and other relief. There can be no assurance that such litigation will not have a material adverse effect on Telecom's and AAPT's business, financial condition or results of operations.

OTHER MATTERS

Southern Cross

Southern Cross was established in October 1998 to build, own, operate and maintain a trans-Pacific fibre optic cable network (called the Southern Cross Cable Network) as well as market capacity on the cable. Telecom, Cable & Wireless Optus and MCI WorldCom are the shareholders in Southern Cross. Telecom holds a 50% equity interest.

Testing is currently underway as Southern Cross prepares to bring its 31,000 km trans-Pacific cable into service in November 2000. Southern Cross expects to deliver a network incorporating a full fibre ring linking Australia, New Zealand, Fiji and Hawaii, and a direct link from Hawaii to Oregon and to California (which are terrestrially linked).

Southern Cross cable construction costs are being funded through a US$640 million external credit facility and interim funding provided by the shareholders. Telecom has committed to provide up to US$150 million as part of this interim funding and as at 30 June 2000 Telecom had advanced US$120 million (excluding accrued interest) as part of this interim funding arrangement. Southern Cross plans to refinance the external credit facility, and repay all outstanding interim funding from shareholders on or before 15 November 2000.

Southern Cross will hold its third Data Gathering Meeting ("DGM") in Hawaii in August 2000. The company's two previous DGMs generated total capacity sales of around US$1.1 billion.


Based on current capacity commitments and expected revenue forecasts, it is expected that Southern Cross will repay borrowings in the first few years after completion of construction.

Prior to 31 December 1999, the accumulated equity accounted losses of the Southern Cross group included a provision against Telecom's advance to Southern Cross Cables Holdings Limited, a Southern Cross group company. Now that capacity sales commitments have largely covered the cable construction costs, there is no longer a requirement to maintain the provision against this advance.

Sale of ConnecTel

During April 2000, Telecom announced the sale of ConnecTel, its network, design, build and maintenance subsidiary, to Downer Group Limited. Many telecommunications companies already use outside contractors and it is no longer necessary for Telecom to own a contractor in order to maintain the high quality of its service. Telecom will continue to work closely with ConnecTel, which has won a significant number of Telecom's design, build and maintenance contracts in a competitive tendering process.

The transaction  settled on 1 June 2000.   The sale had a minor favourable
impact on Telecom's earnings.

Investment in EDS New Zealand Limited

Telecom has acquired a 10% shareholding in EDS New Zealand ("EDS"), announced when Telecom outsourced its IT requirements to EDS in September 1999.

The agreement also includes options for Telecom to acquire further shares in EDS between 1 September 2000 and 31 March 2004. If these options are exercised Telecom could take a shareholding of up to 49%. Telecom has appointed two representatives to the board of EDS.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

                                 30 JUNE 2000

Outsourcing Contract with the Commonwealth Bank of Australia

Telecom, in conjunction with AAPT and EDS Australia, has entered final negotiations with the Commonwealth Bank of Australia ("CBA") to provide outsourced telecommunications to support CBA's online leadership position in a five year, A$500 million deal. Under the outsourcing arrangement Telecom will lead a consortium that provides CBA's telecommunication services including: IP-anywhere network capability; managed network services for data, voice, video, and EFTPOS; remote access and international network services; consulting on all telecommunications requirements; and risk, security and performance management.

Investment in INL

During the year Telecom purchased a 10% stake in INL. Through this small strategic position, Telecom hopes to build a closer relationship over time, in order to provide a further opportunity for accessing potential synergies in the future. This relationship should enhance Telecom's transition from a traditional telecommunications company to an online and esolutions provider.

Corporate Venture Capital Fund

Telecom recently announced setting up TMT Ventures, a corporate venture capital fund with a target of NZ$150 million to be invested in new growth businesses in the technology, media, and telecommunications sectors of New Zealand and Australia.

Telecom proposes to make a cornerstone investment of up to NZ$40 million in TMT Ventures and has appointed a joint venture between United States-based Advent International and Direct Capital (New Zealand's largest venture capitalist), to manage the fund.

esolutions

During 2000, Telecom entered into an alliance with EDS and Microsoft in New Zealand, to develop and market packaged and customised electronic commerce products and services for New Zealand business using the brand "esolutions".
The esolutions alliance facilitates provision of services by its members as "applications service providers" and "applications infrastructure providers". Services provided under the auspices of the esolutions alliance are designed to meet the needs of businesses of all sizes and complexities (except small offices/home offices) and at any stage of their development. esolutions alliance members specialise in providing packages that meet the complex requirements of businesses and enable them to function online. These packages include hosted applications based on the "virtual office". esolutions alliance members draw on the complementary assets, expertise and business associations of Telecom, EDS and Microsoft.

AAPT

AAPT Earnings for the seven months to 30 June 2000

---------------------------------------------------------
                                              7 months to
                                                June 2000
                                                      A$M
---------------------------------------------------------
Operating revenues                                    593
Operating costs                                       570
EBIT                                                   23
EBITDA                                                 51
Abnormal items (before tax)                            23
Net earnings including abnormals                       32

AAPT's reported net earnings for the seven months to 30 June 2000 were A$32 million. AAPT contributed NZ$10 million of net earnings before abnormals to Telecom's consolidated net earnings for 2000. This contribution was after allowing for minority interests in AAPT's net earnings before abnormals and consolidation adjustments for differences in accounting policies.

Allowing for minority interests and the amounts required to be applied to Telecom's fair value of AAPT's assets at the time of acquisition, AAPT's abnormal items of A$23 million (see "Abnormals") resulted in a NZ$12 million contribution to Telecom's consolidated net earnings for the year.

Abnormals

Over the seven month period AAPT reported abnormal income before tax of A$23 million resulting predominantly from the sale of AAPT's wholly owned subsidiary, AAPT Sat-Tel, partly offset by the impact of changes in accounting policies.

During the seven month period, AAPT changed its accounting policies in areas relating to subscriber acquisition costs and the recognition of future benefits

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

                                 30 June 2000

arising from international return traffic, following a review of its accounting policies.

AAPT Capital Expenditure

Capital expenditure for the seven month period of A$180 million included major expenditures for the LMDS and CDMA networks as well as further expansion of AAPT's backbone which includes acquisition of capacity from Optus and deployment of optical fibre through the central business districts of Australia's major capital cities. During the year AAPT has invested in international cable arrangements including the Sea-Me-We3 cable system linking Australia to Europe through Asia and preparatory work in anticipation of the completion of the Southern Cross link to the USA.

Projected Capital Expenditure

Based on current forecasts AAPT expects to invest in excess of A$500 million in the full year to 30 June 2001 as it continues to pursue further development of its first mile access capabilities via rollout of its LMDS, CBD Fibre, xDSL and CDMA networks.

Bond Issue and Credit Rating

In March 2000, AAPT Limited was assigned an `A+' long-term and `A-1' short-term corporate credit rating by Standard and Poors, with a stable outlook. This followed a request by AAPT for a credit rating in order to assess its debt-funding opportunities. Having received this credit rating, AAPT was able to source investment grade debt at a lower cost. The rating also expands the options available to AAPT to meet current and future capital expenditure requirements.

Following this positive credit rating and as part of its funding program AAPT announced in early July 2000 that it had established a A$600 million debt funding securities programme comprising Commercial Paper and Medium Term Notes.

AAPT OTHER MATTERS

Business, Corporate and Government Tenders

During the period AAPT's Business, Corporate and Government ("BCG") division won a number of significant tenders.

It has a major involvement in the recently awarded Commonwealth Bank telecommunications contract, led by Telecom. AAPT's role in this contract will be as the carrier of voice, data and video services. In addition to the benefits of increased revenue and the ability to further leverage its network infrastructure, AAPT believes the Commonwealth Bank contract will strengthen its credibility in the corporate market and this in turn will enable AAPT to capture further opportunities in this market in coming periods.

Other major contracts include the A$18 million contract to provide outgoing voice services to Centrelink and the Department of Family and Community Services.

The BCG division is also leveraging and driving benefits from the relationship with Telecom. Both companies are working together and have achieved success in securing Trans Tasman telecommunications business on both sides of the Tasman.

VicOne

AAPT owns and operates the largest secure private IP network in Australia for the Victorian Government called VicOne.

During the year VicOne was expanded to link over 3,500 sites, including schools, hospitals, police stations, courts and all other public sector facilities and currently services over 700,000 daily users.

As part of this expansion, the South West Alliance of Rural Hospitals connected its state-of-the-art Internet-based communications systems to VicOne, enabling the participating hospitals to move all their data, voice and video over the network and saving them an estimated A$400,000 annually.

Residential Market

As at 30 June 2000 AAPT Smartchat, AAPT's residential telephony division, had signed up over 300,000 or 5% of the overall residential local call market since launching its bundled residential telephony product in late 1999 following the Australian Competition and Consumer Commission (ACCC) ruling in July 1999 that Telstra must offer wholesale local call services to it's competitors.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

                                 30, June 2000

As a result of this launch and AAPT's marketing push into regional Australia, AAPT has established an additional call centre with 300 seats in Bendigo, Victoria. This call centre currently has 100 seats and will be fully operational by June 2001. An interim 90-seat facility has been established in Melbourne to accommodate the demand arising from the bundled residential telephony product promotion.

Regional Australia

In October 1999, AAPT Regional & Rural was formed to address the telecommunications needs of regional Australia and provide solutions to this market. As part of this initiative, AAPT recently won a tender as the primary telecommunications carrier to one of Australia's first regional community owned telecommunications companies, the Bendigo Community Telco Group.

Further Developing First Mile Access Capabilities

AAPT remains focused on further developing its first mile access capabilities as this will enable AAPT to deliver more services to its customers over its own network.

AAPT is committed to expanding its first mile access capabilities, through rolling out its LMDS, CBD Fibre, xDSL and CDMA networks. By doing so AAPT anticipates achieving better margins rather than rely on other carriers and also delivering its customers the benefits of faster, higher quality, more innovative, competitively priced products and services.

Local Multipoint Distribution Service ("LMDS")

AAPT is currently rolling out a broadband wireless network around Australia based on LMDS technology.

LMDS is currently being used commercially by customers in Melbourne, including the provision of high speed Internet access to a number of schools on the VicOne network and the provision of voice, data and high speed Internet to a number of corporate CBD based customers.

This network complements AAPT's existing investment in voice and data switching capabilities and CBD fibre loops. It enables the company to deliver up to and beyond 100 Mbps per customer site and provide voice services; high-speed data and IP based services and emerging multi-media applications (for example, video on demand and information content).

During the current year the focus of the LMDS rollout was on testing, site acquisition, site build and integration with the AAPT core network.

AAPT's deployment of point to multi-point LMDS has been impacted by delays in the delivery of equipment. AAPT is working closely with the joint owners of SpectraPoint, Motorola and Cisco Systems, to address the issues.

In the interim AAPT is continuing to deploy point to point LMDS equipment using the spectrum purchased in 1998.

CBD and Metropolitan Fibre

AAPT is building a fibre optic network in the 6 Capital City CBD areas which directly connects high-volume customers to AAPT's network via a high-speed link.

AAPT has 668 kilometres of fibre optic cable in the CBD and metropolitan areas of Sydney, Melbourne, Brisbane, Adelaide, Perth and Canberra, and as at 30 June had fibred 217 buildings. This will provide savings from the elimination of high cost Telstra leased circuits connecting Telstra's gateway exchanges to AAPT's switches.

Acquisition of National High Bandwidth Network

In March 2000, AAPT and Cable & Wireless Optus ("Optus") signed an agreement under which AAPT will acquire a high bandwidth network on Optus' national backbone linking Cairns, Brisbane, Sydney, Canberra, Melbourne, Adelaide and Perth. Also as part of this agreement, Optus will provide 50 regional drop off points and AAPT will install equipment to link the drop off points with its regional points of presence.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

                                 30 JUNE 2000

This acquisition will provide AAPT with significant additional capacity to carry more traffic on its own network, further reducing interconnect costs with other carriers and therefore reducing AAPT's transmission costs.

AAPT is currently working with Optus to implement this agreement and expects to have full use of this network by the first quarter of 2001. In the interim and as part of this agreement AAPT has use of Optus' backbone network.

Cellular One and AAPT Mobile

Cellular One and AAPT Mobile are both resellers of Vodafone and Optus GSM products and during the year, despite competition in the mobile market, reported an increase of 29.5% to approximately 215,000 customers.

AAPT expects competition in the GSM mobile market to further intensify in the coming periods due to the advent of new technology, the reworking of existing products and the influx of new competitors. To combat this competition and strengthen its distribution channels with the forthcoming launch of AAPT's CDMA mobile network, Cellular One will open a number of new retail outlets over the coming periods, increasing the number to approximately 250.

Code Division Multiple Access (CDMA) Mobile Network

AAPT owns 800MHz spectrum with an addressable market of over 55% of the Australian population and is rolling out a mobile network based on CDMA technology.

Rollout of this network began earlier in 2000, following AAPT's decision to contract US communications networking company, Lucent Technologies, to build and support its A$500 million CDMA mobile network. As part of this contract, AAPT has an option to migrate its CDMA network to 3G. Telecom has also contracted Lucent as the supplier for its CDMA mobile network.

Initial rollout has been slower than planned, due to factors related to base station site acquisition, and as such AAPT expects to launch its network commercially in the first quarter of 2001. Prior to this, a soft commercial launch is planned for South East Queensland in November 2000.

Internet and e-commerce Business

During the period AAPT continued to enhance its Internet and e-commerce business through acquisitions, strategic alliances and partnerships.

To enhance its residential Internet offerings, AAPT entered a 50/50 venture with America Online.

In the business Internet space, connect.com.au, which is one of Australia's largest Internet access and e-commerce providers and a wholly owned subsidiary of AAPT, together with AAPT acquired Australian e-commerce solutions provider, Commerce Solutions; entered an e-procurement licensing agreement with US software provider, Ariba; and acquired 60% of EC-Pay Pty Ltd, which owns and markets a specialist Internet-based service for the superannuation industry.

Key Regulatory Decisions

The two regulatory areas that will impact AAPT this year are the progress of arbitration and further introduction of Number Portability (see below).

Arbitration

AAPT is currently engaged in eight arbitrations under the Access regime. Recent decisions by the ACCC in relation to Telstra PSTN Access undertakings had favourable outcomes for AAPT. AAPT is awaiting indication of the progress on three arbitrations, seeking to reduce the price of fixed to mobile calls.

Number Portability

Local Number Portability ("LNP") has been available to all carriers since November 1999. Customers can now keep their local numbers when taking AAPT's bundled residential telephony service.

Mobile Number Portability ("MNP") will be available from 25 September 2001 and Freephone Number Portability from 16 November 2000. Both are favourable for AAPT as they will increase the attraction of AAPT's services to customers.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

                                 30 June 2000

NEW ACCOUNTING STANDARDS

The future impact of recent US accounting standards issued by the Financial Accounting Standards Board ("FASB") applicable to Telecom's financial statements is discussed below.

RECENT ACCOUNTING PRONOUNCEMENTS

FASB Accounting Standard - Derivatives and Hedging Activities

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities".

This statement requires entities that use derivative instruments to measure these instruments at fair value and recognise them as either assets or liabilities on the balance sheet. It also requires entities to reflect the gains or losses associated with changes in the fair values of these derivatives, either in earnings or as a separate component of capital funds, depending on the nature of the underlying contract or transaction.

In June 1999, the FASB issued SFAS 137, "Accounting for Derivative Financial Instruments and Hedging Activities - Deferral of the Effective Date of SFAS 133". This statement addresses certain implementation issues as well as deferring the effective date of SFAS 133 to financial years beginning on or after 15 June 2000.

In June 2000, the FASB issued SFAS 138, "Accounting for Certain Derivative Instruments and Hedging Activities - an amendment of SFAS 133". This standard further amends the accounting and reporting standards of SFAS 133 for certain derivative instruments and certain hedging activities. SFAS 138 makes no further amendment to the effective date of SFAS 133.

Telecom adopted the provisions of SFAS 133 for US GAAP reporting purposes at 1 July 2000. The types and purpose of derivative financial instruments entered into by Telecom are described in note 19 to the consolidated financial statements. Due to qualifying nature of Telecom's derivative financial instruments for hedge accounting under SFAS 133, the application of SFAS 133 is not considered to have a material impact on Telecom's financial statements.

SEC Staff Accounting Bulletin - Revenue Recognition

In December 1999, the SEC issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements". SAB No. 101 provides additional guidance on revenue recognition, as well as criteria for when revenue is generally realised and earned, and also requires the deferral of incremental direct selling costs.

In March 2000, the SEC issued SAB No. 101A "Amendment: Revenue Recognition in Financial Statements", followed in June 2000 by SAB 101B "Second Amendment:
Revenue Recognition in Financial Statements". The effect of these amendments is to defer the effective date of SAB 101. Telecom will now have to adopt SAB 101 in its US GAAP reconciliation for the year ending 30 June 2001.

Telecom management is currently evaluating the impact of the adoption of SAB 101 on the financial statements.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

                                 30 JUNE 2000

GLOSSARY

ADSL (Asymmetric Digital Subscribers Line) - A technology for delivering a high bit rate link to customers over ordinary copper. Data rates can reach 8 Mbit/s from the exchange to the customer and 640 bit/s in the other direction.

Bandwidth - Transmission capacity. The larger the bandwidth, the greater the capacity of voice, video or data that can be carried.

CDMA (Code Division Multiple Access) - An advanced radio spectrum sharing technique used in new digital mobile networks.

Centrex - The use of conventional PSTN lines and phones so that they appear to be part of a private network. Features include traditional PBX features. Centrex is offered to businesses as an alternative to buying or leasing their own PBXs.

CPE (Customer Premises Equipment) - Any telecommunications equipment that resides in the customer's premises and does not constitute part of the network (e.g. telephones, fax machines, PBX's).

IP (Internet Protocol) - A principal communications protocol used in the Internet.

ISDN (Integrated Services Digital Network) - Switched digital transmission system that can carry a range of digitised voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate Access offers 2 Mbit/s capacity on 30 channels.

LAN (Local Area Network) - A local area network is one which spans a limited geographical area (usually within one building or site) and interconnects a variety of computers and terminals, usually at very high data rates.

LanLink - A group of Telecom services that link customer LANs together via a Wide Area Network (WAN). Solutions involve a degree of customisation in each case.

LMDS (Local Multipoint Distribution System) - A wireless system for distribution of broadband services that functions in the 26 to 29 GHz band.

PBX (Private Branch Exchange) - Customer premises switch, connected to the PSTN, that operates as a private local exchange, typically providing reduced-digit dialing for internal calls.

PSTN (Public Switched Telephone Network) - A nationwide switched fixed line voice telephone network.

VPN (Virtual Private Network) - A carrier provided service in which the public switched network provides the equivalent of a privately established customer network.

xDSL - A generic reference to any of the many Digital Subscribers Line technologies, e.g. ADSL.

3G (Third Generation - mobile network) - Digital mobile network based on CDMA standards that is capable of delivering data rates up to 2Mbit/s.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

                                 30 JUNE 2000

OVERVIEW OF SURPLUS FROM OPERATIONS (EXCLUDING AAPT)

                                                                 Year Ended                              Variation
                                                                   30 June                                 00:99
---------------------------------------------------------------------------------------------------------------------
(in NZ$ millions, except percentages)
                                                   1999          %          2000            %           $          %
---------------------------------------------------------------------------------------------------------------------
Operating revenues

Local service                                      1,059        30.6       1,057           29.4        (2)       (0.2)
Calling
      National                                       704        20.4         708           19.7         4         0.6
      International                                  385        11.1         398           11.1        13         3.4
      Other                                           51         1.5          50            1.4        (1)       (2.0)
                                                   ------------------------------------------------------------------
                                                   1,140        33.0       1,156           32.1        16         1.4

Interconnection                                       71         2.1          86            2.4        15        21.1
Cellular and other mobile                            502        14.5         546           15.2        44         8.8
Data                                                 357        10.3         432           12.0        75        21.0

Other operating revenues
      Directories                                    161         4.7         176            4.9        15         9.3
      Equipment                                      109         3.2          84            2.3       (25)      (22.9)
      Miscellaneous                                   57         1.6          64            1.8         7        12.3
                                                   ------------------------------------------------------------------
                                                     327         9.5         324            9.0        (3)       (0.9)
                                                   ------------------------------------------------------------------
Total operating revenues (before abnormals)        3,456       100.0       3,601          100.0       145         4.2
                                                   ------------------------------------------------------------------

Operating expenses

      Labour                                         467        13.5         406           11.3       (61)      (13.1)
      Depreciation                                   551        15.9         556           15.4         5         0.9
      Cost of sales                                  459        13.3         578           16.1       119        25.9
      Other operating expenses                       556        16.1         642           17.8        86        15.5
                                                   ------------------------------------------------------------------
Total operating expenses (before abnormals)        2,033        58.8       2,182           60.6       149         7.3

Surplus from operations (before abnormals)         1,423        41.2       1,419           39.4        (4)       (0.3)

Net financing costs                                 (105)       (3.0)       (101)          (2.8)        4         3.8
                                                   ------------------------------------------------------------------

Surplus from  operations before tax                1,318        38.1       1,318           36.6         -           -

Income tax expense                                  (420)      (12.1)       (413)         (11.5)        7         1.7
                                                   ------------------------------------------------------------------

Surplus from operations after tax                    898        26.0         905           25.1         7         0.8

Abnormals                                              1           -           -              -        (1)     (100.0)
                                                   ------------------------------------------------------------------

Surplus after income tax                             899        26.0         905           25.1         6         0.7

Minority interests in profits of subsidiaries         (2)          -          (3)          (0.1)       (1)      (50.0)
Share of profits/(losses) of associate company
after income tax                                      (7)       (0.2)         (2)             -         5        71.4
                                                   ------------------------------------------------------------------

Net Surplus                                          890        25.8         900           25.0        10         1.1

Distribution of capital note coupons after income
tax                                                  (55)       (1.6)        (54)          (1.5)        1         1.8
                                                   ------------------------------------------------------------------

Net earnings attributable to shareholders            835        24.2         846           23.5        11         1.3
                                                   ==================================================================

                                     -21-